UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

DigitalFX International, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

25389E 10 7

(CUSIP Number)

Richard Kall
9000 Players Club Drive
Las Vegas, Nevada 89134
(702) 228-3100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 2, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7(b) for other parties to whom copies are to be sent.

(Page 1 of 9)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 25389E 10 7		Page 2 of 9

1		NAME OF REPORTING PERSON SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Richard Kall
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☑
3		SEC USE ONLY
4		SOURCE OF FUNDS* OO
5		CHECK BOX OF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 15,758,468
	8	SHARED VOTING POWER 16,108,169
	9	SOLE DISPOSITIVE POWER 15,758,468
	10	SHARED DISPOSITIVE POWER 16,108,169
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 31,866,637
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 79.1% (1)
14		TYPE OF REPORTING PERSON* IN

(1) Based on a total of 40,270,655 shares of the Company’s common stock issued and outstanding as of January 8, 2009.

CUSIP No. 25389E 10 7		Page 3 of 9

1		NAME OF REPORTING PERSON SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON The Richard Kall Family Trust
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☑
3		SEC USE ONLY
4		SOURCE OF FUNDS* OO
5		CHECK BOX OF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0% (1)
14		TYPE OF REPORTING PERSON* OO

(1) Based on a total of 25,270,655 shares of the Company’s common stock issued and outstanding as of January 8, 2009.

CUSIP No. 25389E 10 7		Page 4 of 9

1		NAME OF REPORTING PERSON SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON VM Investors, LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☑
3		SEC USE ONLY
4		SOURCE OF FUNDS* OO
5		CHECK BOX OF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 16,108,169
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 16,108,169
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,108,169
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 63.7% (1)
14		TYPE OF REPORTING PERSON* OO

(1) Based on a total of 25,270,655 shares of the Company’s common stock issued and outstanding as of January 8, 2009.

This Schedule 13D/A (“Schedule 13D/A”) amends the following sections of the Schedule 13D filed with the Securities and Exchange Commission on June 27, 2006 (“Schedule 13D”).

Item 2.  Identity and Background.

Item 2 of Schedule 13D is supplemented and amended by the information below.

This statement is being filed jointly by Richard Kall, a citizen of the United States (“Kall”), The Richard Kall Family Trust, an irrevocable trust organized under the laws of the state of Florida (“Kall Trust”) and VM Investors, LLC, a Nevada limited liability company (“VM Investors,” and together with Kall and Kall Trust, the “Reporting Persons”).

Kall is the Trustee of the Kall Trust, the Chairman and Chief Executive Officer of the Company, and the Manager of VM Investors.

The Kall Trust is an investor.

VM Investors is an investor.

The principal business address of each of Kall and the Kall Trust is 9000 Players Club Drive, Las Vegas, Nevada 89134.

The principal business address of VM Investors is 3035 East Patrick Lane, Suite 9, Las Vegas, Nevada 89120.

During the last five years, none of the individuals or entities identified in this Item 2 has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

Item 3 of Schedule 13D is supplemented and amended by the information below.

On August 1, 2006, the Company effectuated the automatic conversion of the Preferred Shares and a 1-for-50 reverse stock split resulting in each of Kall and the Kall Trust beneficially owning 8,242,768 shares of the Company’s common stock (“Common Stock”).

On August 2, 2006, the Kall Trust transferred 8,242,768 shares of Common Stock to VM Investors in exchange for certain membership interests in VM Investors.  On August 2, 2006, Lizanne Kall, Ellins and Black transferred an aggregate of 9,315,401 shares of Common Stock to VM Investors in exchange for certain membership interests in VM Investors.

On March 26, 2008, VM Investors transferred 1,000,000 shares of Common Stock to the Company in connection with the restructuring of a debt transaction with third parties.

On April 21, 2008, VM Investors transferred, as bona fide gifts, an aggregate of 450,000 shares of Common Stock to three parties.

On October 15, 2008, Kall acquired 120,689 shares of Common Stock from three parties from whom Kall purchased an aggregate of $350,000 of outstanding indebtedness of the Company.

On October 15, 2008, Kall also acquired 632,779 shares of Common Stock from Peter Newman in connection with the cancellation of a promissory note in the principal amount of $1,468,101.40 issued by Mr. Newman in favor of Kall.

On December 22, 2008, Kall purchased from the Company, for an aggregate purchase price of $2,000,000, 2,000,000 shares (“Series A Shares”) of Series A 12% Cumulative Convertible Preferred Stock (“Series A Preferred Stock”) and a warrant to purchase 1,000,000 shares of Series A Preferred Stock (“Series A Warrant”), with a term of 5 years and an exercise price of $1.00 per share. Kall paid the aggregate purchase price through an advance on November 14, 2008 of $500,000 to the Company, an advance on December 18, 2008 of $200,000 to the Company, and a cash payment of $1,300,000 on December 22, 2008.  Prior to approval by the Company’s shareholders of the issuance of more than 19.9% of outstanding shares of Common Stock on December 19, 2008 (“Shareholder Approval”), the Series A Preferred Stock is not permitted to convert into (the “conversion cap”), nor permitted to vote shares representing (the “voting cap”), more than 19.9% of the outstanding shares of Common Stock on December 19, 2008.  Each share of Series A Preferred Stock accrues dividends at the rate of 12% per annum, paid quarterly, on the original purchase price of $1.00, is convertible into 5 shares of Common Stock (subject to adjustment as provided in the Articles of Amendment of the Company’s Articles of Incorporation and the conversion cap), votes on all matters with the shares of Common Stock on an as-converted basis (subject to the voting cap), has an initial liquidation preference equal to the original purchase price plus accrued dividends, participates with the Common Stock on an as-converted basis in the event that the initial liquidation preference for the Series A Preferred Stock is fully paid, and is entitled to vote as a separate class on certain significant matters.

Item 4.  Purpose of Transaction.

Item 4 of Schedule 13D is supplemented and amended by the information below.

Reference is made to the disclosure set forth under Item 3 of this Schedule 13D/A, which disclosure is incorporated herein by reference.

Item 5.  Interest in Securities of the Issuer.

Item 5 of Schedule 13D is supplemented and amended by the information below.

Reference is made to the disclosure set forth under Item 3 of this Schedule 13D/A, which disclosure is incorporated herein by reference.

As of January 8, 2009, Kall beneficially owned 31,866,637 shares of Common Stock consisting of 758,468 shares held directly, 10,000,000 shares of Common Stock which may be acquired by Kall within 60 days of January 8, 2009 (assuming the Company obtains and effectuates Shareholder Approval during such 60-day period) upon the conversion of the Series A Shares, 5,000,000 shares of Common Stock which may be acquired by Kall within 60 days of January 8, 2009 (assuming the Company obtains and effectuates Shareholder Approval during such 60-day period) upon the conversion of the shares of Series A Preferred Stock issued upon the exercise of the Series A Warrant, and 16,108,169 shares (the “VM Shares”) held by VM Investors, of which Kall serves as the sole Manager (as Kall is the sole Manager of VM Investors, Kall may be deemed to be the beneficial owner of the VM Shares but disclaims beneficial ownership of the VM Shares except to the extent of his pecuniary interest therein).  Based on a total of 25,270,655 shares of Common Stock issued and outstanding as of January 8, 2009 and the potential issuance of 15,000,000 shares of Common Stock upon the conversion of the Series A Shares and the shares of Series A Preferred Stock issued upon the exercise of the Series A Warrant (assuming the Company obtains and effectuates Shareholder Approval within 60 days of January 8, 2009), bringing the total shares of Common Stock outstanding to 40,270,655, the percentage of stock beneficially owned by Kall is 79.1%.

Assuming that the Company does not obtain and effectuate Shareholder Approval within 60 days of January 8, 2009, as of January 8, 2009, Kall would beneficially own 21,918,240 shares of Common Stock consisting of 758,468 shares held directly, 5,051,603 shares of Common Stock which may be acquired by Kall within 60 days of January 8, 2009 upon the conversion of the Series A Shares and the shares of Series A Preferred Stock issued upon the exercise of the Series A Warrant (as a result of the conversion cap), and 16,108,169 shares held by VM Investors (as Kall is the sole Manager of VM Investors, Kall may be deemed to be the beneficial owner of the VM Shares but disclaims beneficial ownership of the VM Shares except to the extent of his pecuniary interest therein).  Based on a total of 25,270,655 shares of Common Stock issued and outstanding as of January 8, 2009 and the potential issuance of 5,051,603 shares of Common Stock upon the conversion of the Series A Shares and the shares of Series A Preferred Stock issued upon the exercise of the Series A Warrant (as a result of the conversion cap), bringing the total shares of Common Stock outstanding to 30,322,258, the percentage of stock beneficially owned by Kall is 72.3%.

As of January 8, 2009, the Kall Trust beneficially owned no shares of Common Stock, representing 0% of the issued and outstanding shares of Common Stock.  The aggregate percentage of shares of Common Stock beneficially owned by the Kall Trust is based upon 25,270,655 shares of Common Stock issued and outstanding as of January 8, 2009.  On August 2, 2006, the Kall Trust ceased to be the beneficial owner of more than five percent of the shares of Common Stock issued and outstanding.

As of January 8, 2009, VM Investors beneficially owned 16,108,169 shares of Common Stock, representing 63.7% of the issued and outstanding shares of Common Stock.  The aggregate percentage of shares of Common Stock beneficially owned by VM Investors is based upon 25,270,655 shares of Common Stock issued and outstanding as of January 8, 2009.

Kall has sole power to vote or direct the vote of, and to dispose or direct the disposition of, the shares of Common Stock held by him directly, the shares of Common Stock issuable upon conversion of the Series A Shares, and the shares of Common Stock issuable upon conversion of the shares of Series A Preferred Stock issuable upon exercise of the Series A Warrant.

Kall and VM Investors share the power to vote and dispose of the VM Shares.  The information that would be required by Item 2 of this Schedule 13D/A for Kall and VM Investors is as follows:

Name:	Richard Kall	VM Investors, LLC

Address:	9000 Players Club Drive Las Vegas, Nevada 89134	3035 East Patrick Lane, Ste. 9 Las Vegas, Nevada 89120

Occupation/Business:	Chairman and CEO of DigitalFX International, Inc. Manager of VM Investors, LLC	Investor

Conviction:	N/A	N/A

Civil Proceedings:	N/A	N/A

Citizenship/State of Organization:	United States of America	Nevada

Transactions by the Reporting Persons in the Common Stock effected in the past 60 days are described in Item 3 above.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of Schedule 13D is supplemented and amended by the information below.

The Voting Agreement dated June 15, 2006, by and among the Kall Trust, Ellins, Black, Lizanne Kall and KRM Fund expired on June 15, 2007.

Item 7.  Material to be Filed as Exhibits.

Item 7 of Schedule 13D is supplemented and amended by the information below.

Exhibit No.

1	Joint Filing Agreement, as required by Rule 13d-1 under the Securities Exchange Act of 1934.

SIGNATURE
After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this Schedule 13D is true, complete and correct.

Dated: January 15, 2009	/s/ Richard Kall
Richard Kall

Dated: January 15, 2009	The Richard Kall Family Trust

/s/ Richard Kall
Richard Kall, Trustee

Dated: January 15, 2009	VM Investors, LLC

/s/ Richard Kall
Richard Kall, Manager

EXHIBIT INDEX

Exhibit No.

1	Joint Filing Agreement, as required by Rule 13d-1 under the Securities Exchange Act of 1934.

EXHIBIT 1

JOINT FILING AGREEMENT

The undersigned hereby consent to the joint filing by any of them of a Statement on Schedule 13D and any amendments thereto, whether heretofore or hereafter filed, relating to the securities of DigitalFX International, Inc., and hereby affirm that this Schedule 13D/A is being filed on behalf of each of the undersigned.

Dated: January 15, 2009	/s/ Richard Kall
Richard Kall

Dated: January 15, 2009	The Richard Kall Family Trust

/s/ Richard Kall
Richard Kall, Trustee

Dated: January 15, 2009	VM Investors, LLC

/s/ Richard Kall
Richard Kall, Manager